

CERTIFICATE OF CORRECTION

Pursuant to Section 103(f)
of the General Corporation Law
of the State of Delaware

Arthur F. Schneiderman, Secretary of Centillium Communications, Inc., a Delaware corporation, does hereby certify as follows:

1. The Amended and Restated Certificate of Incorporation of Centillium Communications, Inc. (the "Restated Certificate") was filed with the Secretary of State of the State of Delaware on May 24, 2000.

2. The Restated Certificate, as filed, contains certain errors that require correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. ARTICLE EIGHTH of the Restated Certificate incorrectly omits language limiting cumulative voting to instances where it is required by law.

4. ARTICLE EIGHTH of the Restated Certificate is hereby corrected to read as follows:

> "**EIGHTH:** Holders of stock of any class or series of the Corporation shall not be entitled to cumulate their votes for the election of directors unless such cumulative voting is required pursuant to Sections 2115 or 301.5 of the California General Corporation Law, in which event each such holder of stock of any class or series of stock shall be entitled to as many votes as shall equal the number of votes which such stockholder would be entitled to cast for the election of directors with respect to his or her shares of stock multiplied by the number of directors to be elected, and may cast all of such votes for a single director, or for any two or more of them as such stockholder may see fit."

5. Arthur F. Schneiderman further declares that the contents of this certificate are true and correct to the best of his own knowledge.

Executed in Palo Alto, California on December 30, 2002.

Arthur F. Schneiderman, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 12/30/2002
020807655 – 3126067